

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 30, 2017

Mr. Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440

> **Re:** **Ulta Beauty, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 28, 2017**
> **File No. 1-33764**

Dear Mr. Settersten:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          /s/ Jennifer Thompson

                                          Jennifer Thompson
                                          Accounting Branch Chief
                                          Officer of Consumer Products